Exhibit 15.4

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Shell Company Report of Crown LNG Holdings Limited on Form 20-F of our report dated June 17, 2024, which includes an explanatory paragraph as to Catcha Investment Corp’s ability to continue as a going concern, with respect to our audits of the financial statements of Catcha Investment Corp as of December 31, 2023 and 2022 and for the years then ended appearing in the Annual Report on Form 10-K of Catcha Investment Corp for the year ended December 31, 2023. We were dismissed as auditors on July 9, 2024. We also consent to the reference to our firm under the heading “Statement by Experts” in the Shell Company Report on Form 20-F.

/s/ Marcum LLP

Marcum LLP

New York, NY

July 15, 2024